Exhibit 99.2
Notice of a Special General Meeting of Shareholders

October 05, 2004

Dear shareholder,

You are hereby invited to a Special General Meeting of the shareholders of Supercom Ltd. (the “Company”) to be held at the Company’s offices, 3 Tidhar St., Millennium Building, Raanana, Israel, on the 28 day of October, 2004 at 10:00 (Israel time). If within half an hour from the time appointed for the meeting a quorum is not present, the meeting shall take place seven (7) days following the date scheduled for the meeting, at the same time and place.

On the Special General Meeting’s Agenda:

1.	Appointing Ms. Michal Brikman as an External Director of the Company.

The close of business on October 11, 2004 has been fixed as the record date of the Special General Meeting. All shareholders of record at such time are entitled to notice of, and to vote at, the Special General Meeting.

According to the Articles of Association of the Company, voting at the Special General Meeting shall be in person or by proxy, provided, however, that the instrument appointing a proxy shall be delivered to the Company not less than 24 hours before the time scheduled for such meeting.

The shareholders are required to inform: Mme. Lauwers Karine (at KBC Bank, Fax 0032-2-4292171) in writing with a copy to the Company not later than 22 day of October, 2004 if they wish to exercise their voting right in person or by proxy. Such proxy must be provided to the Company and not later than 26 day of October, 2004 at 10:00.

The majority required for the approval of the resolution which is marked above as issues 1 on the agenda of the Special General Meeting, is a simple majority, provided that: (i) at least 1/3 of the shareholders present at the meeting and who are not "controlling persons" vote for such approval; or (ii) the total votes cast against the approval does no exceed 1% of the total voting power of the shareholders of the Company.

Any shareholder may review the suggested form of resolutions at the Company’s offices, at 3 Tidhar St., Millennium Building, Ra’anana on regular working hours.

Sincerely yours,

Supercom Ltd.
A form of proxy is enclosed herewith for your convenience.

Proxy Form:

I, ______________________ [name of the Shareholder] of ________________________ [address of the Shareholder] being a shareholder of Supercom Ltd., hereby appoint ______________________ [name of the Proxy] of ________________________ [ address of the Proxy] as my proxy to vote for me and on my behalf at the Special General Meeting of the Shareholders of Supercom Ltd. to be held on ____ day of _____, 2004 and any adjournment(s) thereof.

Signed, this ____ day of ______, 2004.

____________________
(signature)